

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Mr. John Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
15452 Cabrito Road, Suite 204
Van Nuys, CA 91406

> **Re: Stereo Vision Entertainment, Inc.**
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed May 17, 2010**
> **File No. 0-28533**

Dear Mr. Honour:

We have reviewed your filing and response letter dated April 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate or revisions to future disclosures, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009

Item 8A(T). Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

1.   We reviewed your response to comment five in our letter dated March 12, 2010 and the revisions to your disclosure. Please revise to provide the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as presented in your response. In addition, please revise your disclosure in future reports on Form 10-Q as previously requested.

Changes in Internal Control Over Financial Reporting, page 21

2.	Please revise to clearly disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting please disclose that fact. Refer to paragraph (b) of Item 308T of Regulation S-K.

Exhibit 31

3.	Please remove the title of the certifying officer from the introductory paragraph. Refer to paragraph (b)(31) of Item 601 of Regulation S-K. Please similarly revise certifications filed in future reports on Form 10-K and Form 10-Q.

	You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

		Sincerely,

		William H. Thompson
		Accounting Branch Chief